NORTHERN DYNASTY MINERALS LTD.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at April 29, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 10, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Northern Dynasty Minerals Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you or a person designated by you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed April 29, 2009 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of April 29, 2009, there were 92,645,993 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at April 29, 2009 are:

Shareholder Name (1)	Number of Common Shares Held	Percentage of Issued Common Shares

QIT-Fer et Titane Inc.(2) 1625 Marie-Victoria Rd. Sorel-Tracy, Quebec J3R 1M6 Canada	18,145,845	19.6%

Mitsubishi Corporation Mitsubishi Shoji Building 3-1 Marunouche 2-Chome, Chiyoda-ku, Tokyo 100-8086 Japan	10,179,800	11.0%

Notes:

(1)	The holdings information is derived from insider information publicly available at www.sedi.ca.
(2)	The Company has been advised that the shareholder is an affiliate of Rio Tinto Plc.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2008, report of the auditor, and related management discussion and analysis will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of votes cast at the Meeting in respect of the appointment of the Company’s auditors is required to pass the resolution thereof. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy, which is only a policy under which an elected director will resign, the ten nominees receiving the highest number of votes are elected, even if a director only gets one vote.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board of Directors has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number voted “withhold”, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board of Directors will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The Company currently has 10 directors. The following table and accompanying biographical information sets out the names of management’s 10 nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at April 29, 2009.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
David J. Copeland Director Vancouver, British Columbia	Since June 1996	2,056,783 Common Shares (1) 220,000 Options
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,184,133 Common Shares (1) 220,000 Options

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Robert A. Dickinson Chairman and Director Lions Bay, British Columbia	Since June 1994	3,420,083 Shares (3) 309,000 Options (2)
David Elliott (9) Director Vancouver, British Columbia	Since July 2004	13,000 Shares 240,000 Options (1)
Gordon J. Fretwell (10) Director West Vancouver, British Columbia	Since June 2004	Nil Shares 240,000 Options (1)
Russell E. Hallbauer Director West Vancouver, British Columbia	Since April 2008	125,600 Shares (5) 157,500 Options (4)
Wayne Kirk (11) Director Orcas Island, Washington	Since July 2004	20,000 Shares 340,000 Options (6)
Stephen V. Scott Director Vancouver, British Columbia	Since November 2007	Nil
Marchand Snyman Chief Financial Officer and Director Vancouver, British Columbia	Since August 2008	40,000 Shares (7) 185,000 Options
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Shares (8) 331,500 Options

Notes:

1.

Mr. Copeland, Mr. Cousens, Mr. Elliott, and Mr. Fretwell each hold options to purchase 220,000 Common Shares at $5.00 per share expiring on February 2, 2014, and Mr. Elliott and Mr. Fretwell each hold options to purchase 20,000 Common Shares at $3.00 per share expiring on October 27, 2013.

2.	Mr. Dickinson holds options to purchase 309,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

3.	Certain of these shares are held by United Mineral Services and 491038 BC Ltd, private companies that are wholly owned by Mr. Dickinson.

4.	Mr. Hallbauer holds options to purchase 20,000 Common Shares at $3.00 per share expiring on October 27, 2013 and 137,500 Common Shares at $5.00 per share expiring on February 2, 2014.

5.	Certain of these shares are held by 0709634 BC Ltd, a private company that is wholly owned by Mr. Hallbauer.

6.

Mr. Kirk holds options to purchase 40,000 Common Shares at $5.35 per share expiring on August 22, 2013, 30,000 Common Shares at $3.00 per share expiring on October 27, 2013, and 270,000 Common Shares at $5.00 per share expiring on February 2, 2014.

7.	Mr. Snyman holds options to purchase 50,000 Common Shares at $3.00 per share expiring on October 27, 2013 and 135,000 Common Shares at $5.00 per share expiring on February 2, 2014.

8.	Mr. Thiessen holds options to purchase 331,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014.

9.	Mr. Elliott is the Chairman of the Audit Committee and a member of the Compensation Committee and Nominating and Governance Committee.

10.	Mr. Fretwell is the Chairman of the Compensation Committee and a member of the Audit Committee and Nominating and Governance Committee.

11.	Mr. Kirk is the Chairman of the Nominating and Governance Committee and a member of the Audit Committee and Compensation Committee.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Northern Dynasty and other companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	March 2008
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board of Directors and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration – Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	December 2005
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm, ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

GORDON J. FRETWELL, B.Comm., LLB. – Director

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Bell Copper Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Fronterra Copper Corporation	Director	February 2009	Present
Grandcru Resources Corp.	Director	December 2002	May 2009
Icon Industries Limited	VP of Legal Services	December 2000	March 2009
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present

Company	Positions Held	From	To
Meritus Minerals Ltd.	Director	June 2007	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Chief Financial Officer	November 2005	January 2006

RUSSELL HALLBAUER, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. and Hunter Dickinson Acquisitions Inc.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 10 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

STEPHEN V. SCOTT, CAP – DIRECTOR

Mr. Scott has over 20 years of experience in the mining industry, encompassing both international and domestic assignments. He is currently General Manager Commercial, Rio Tinto Exploration, Project Generation Group, a position that he has held since 2005. Between 2000 and 2005, he held other senior managerial positions within the Rio Tinto plc group. Rio Tinto plc owns, or controls indirectly through affiliates approximately 19.6% of Northern Dynasty’s outstanding shares. Mr. Scott is not an officer and/or director of any other public companies.

MARCHAND SNYMAN, CA (SA), CA (AUS) - Chief Financial Officer and Director

With over 12 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He is also a a director of Hunter Dickinson Services Inc.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Northern Dynasty Minerals Ltd.	Director	August 2008	Present
	Chief Financial Officer	August 2008	Present

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
President and Chief
	Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

On April 21st, 2009, DeVisser Gray LLP, Chartered Accountants, resigned as Auditors of the Company. Accordingly, on the recommendation of the Company’s management and Audit Committee, the Board of Directors appointed Deloitte and Touche LLP, Chartered Accountants, to fill the vacancy. The change of auditor had been approved by the Company’s Audit Committee.

A Notice of Change of Auditor has been filed on SEDAR at www.sedar.com pursuant to the requirements of National Instrument 51-102, together with a copy of the letter from the former auditor and a letter from the new auditor sent to the Securities Commission of British Columbia, Alberta and Ontario.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte and Touche LLP as Auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Audit Committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities. A copy of the Audit Committee Charter is available for download from the Company’s website: www.northerndynastyminerals.com.

The Audit Committee, consisting of David Elliott, Wayne Kirk and Gordon Fretwell, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Elliott, the Audit Committee’s chairman, is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Both Mr. Kirk and Mr. Fretwell are experienced securities lawyers and Mr. Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s previous auditors, DeVisser Gray LLP, Chartered Accountants, and current auditors, Deloitte and Touche LLP, Chartered Accountants, have not provided any material non-audit services during the most recently-completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by DeVisser Gray to the Company to ensure auditor independence. Fees incurred with DeVisser Gray for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2008	Fees paid to auditor in year ended December 31, 2007
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$85,000 Nil Nil Nil	$70,000 Nil Nil Nil
Total	$85,000	$70,000

Notes:

1.

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board of Directors has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board of Directors on November 1, 2007. The Manual mandates the Board of Directors to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading blackout periods. A copy of the Manual is available for review at the Company’s website (www.northerndynastyminerals.com).

Composition of the Board of Directors

Applicable governance policies require that the Board of Directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Applicable governance policies recommend that a Board of Directors be constituted with a majority of directors who qualify as independent directors (as defined below). A Board of Directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board of Directors, and the Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the Board of Directors when they consider it advisable. Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of Directors of the Company is proposing 10 nominees for the office of director of whom three (3) of the nominees can be considered as “independent” directors. The “independent” nominees are David Elliott, Wayne Kirk and Gordon Fretwell. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Mr. David Copeland (provides engineering services), Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Chairman of the Board of Directors and provides geological consulting services), Russell Hallbauer (provides engineering services), Marchand Snyman (Chief Financial Officer), Stephen Scott (employee of Rio Tinto plc, affiliate of 19.6% shareholder identified on page 4) and Ronald Thiessen (President and Chief Executive Officer).

All directors, independent and non-independent, except Mr. Scott, serve together on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). Messrs. Copeland, Cousens, Dickinson, Hallbauer, Snyman and Thiessen are directors of HDSI. As described in the Company’s Annual Information Form, HDSI is a private company owned by eight publicly traded resource companies. HDSI employs members of the executive management of all the eight companies (of which the Company is one) and HDSI in turn invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, on a cost recovery basis.

The Board of Directors has a Nominating and Governance Committee that formalizes the process of ensuring high calibre directors and proper director succession planning. The committee considered and recommended reelection of the current Board of Directors. This Committee consists of David Elliott, Gordon Fretwell and Wayne Kirk, all of whom are independent (see above). The Board of Directors monitors the activities of the senior management through regular meetings and discussions amongst the Board of Directors and between the Board of Directors and senior management. The Board of Directors is of the view that its communication policy between senior management, members of the Board of Directors and shareholders is good. The Board of Directors is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable governance policies requires that (i) committees of the Board of Directors be composed of at least a majority of independent directors (ii) the Board of Directors expressly assume (other than the Audit Committee) responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, (iii) the Audit Committee of the Board of Directors be composed only of independent directors, and the role of the Audit Committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the Audit Committee have direct access to the Company’s external auditor, and (v) the Board of Directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board of Directors and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board of Directors also has a Compensation Committee, a Nominating and Governance Committee and a Pebble Partnership Oversight Committee.

Compensation Committee

The Board of Directors has a Compensation Committee consisting of David Elliott, Gordon Fretwell and Wayne Kirk. The Compensation Committee recommends compensation for the directors and executive officers of the

Company. See further disclosure under heading, Compensation of Executive Officers. The charter for the Compensation Committee is included in the Manual and is available for viewing at the Company’s website at www.northerndynastyminerals.com.

The function of the Compensation Committee includes the review, on an annual basis, of the compensation paid to the Company’s executive officers and to the directors, and to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board of Directors.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

The Board of Directors has a Nominating and Governance Committee consisting of David Elliott, Gordon Fretwell and Wayne Kirk. The charter for the Nominating and Governance Committee is included in the Manual and is available for viewing at the Company’s website at www.northerndynastyminerals.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board of Directors the Company’s approach to corporate governance and assists members of the Board of Directors in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board of Directors the size of the Board of Directors and persons as nominees for the position of a director of the Company. The Company has formal procedures for assessing the effectiveness of board committees as well as the Board of Directors as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board of Directors.

Pebble Partnership Oversight Committee

The Board of Directors has a Pebble Partnership Oversight Committee of which the sole member currently is Wayne Kirk. The Committee’s function is to oversee the operations of the Pebble Limited Partnership on behalf of the Board of Directors.

Board of Directors Decisions

Good governance policies require the Board of Directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the Board of Directors and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board of Directors.

Recruitment of New Directors and Assessment of Board of Directors Performance

Good governance policies require that (i) every Board of Directors of a listed corporation implement a process for assessing the effectiveness of the Board of Directors and the committees of the Board of Directors and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every Board of Directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

See the description of the Nominating and Governance Committee above.

The following table sets forth the record of attendance of Board of Directors and Audit, Nominating and Governance and Compensation committee meetings by Directors for the 12 months ended December 31, 2008.

Director	Board of Directors Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
David J. Copeland	1 of 4	N/A	N/A	N/A
Scott D. Cousens	3 of 4	N/A	N/A	N/A
Robert A. Dickinson	4 of 4	N/A	N/A	N/A
David Elliott (1)	4 of 4	5 of 5	1 of 1	2 of 2
Gordon Fretwell (2)	4 of 4	5 of 5	1 of 1	2 of 2
Wayne Kirk (3)	4 of 4	5 of 5	1 of 1	1 of 2
Russell Hallbauer	3 of 3	N/A	N/A	N/A
Stephen Victor Scott	4 of 4	N/A	N/A	N/A
Marchand Snyman	2 of 2	N/A	N/A	N/A
Ronald W. Thiessen	4 of 4	N/A	N/A	N/A

Notes:

(1)	Audit Committee Chairman.
(2)	Compensation Committee Chairman.
(3)	Nominating and Governance Committee Chairman.
(4)	Mr. Hallbauer joined the Board in April 2008.
(5)	Mr. Snyman joined the Board in August 2008.

Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board of Directors meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board of Directors has adopted a formal ethics policy which is available for download from the Company’s website (www.northendynastyminerals.com). The Board of Directors also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended to the Board of Directors the 10 current directors as nominees for election this year. See the description of the Nominating and Governance Committee above.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board of Directors and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board of Directors is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board of Directors and its practices.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee (the “Committee’) has the following duties, responsibilities and authority:

(a)

The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board of Directors and on its committees. The Committee shall review director compensation at least annually.

(b)

The Committee shall annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c)	The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board of Directors regarding appointment of officers and senior managers.

(h)	The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Committee shall administer the Company's stock option and other equity based compensation plans and determine the annual grants of stock options and other equity based compensation.

(j)	The Committee shall recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee, composed of David Elliott, Gordon Fretwell and Wayne Kirk, all of whom are independent directors, met two times during the year which were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);
(b)	the Chief Financial Officer (“CFO”);
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2008.

The following disclosure sets out the compensation that the Board of Directors intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2008.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee, the members as aforementioned, being Gordon Fretwell, David Elliott and Wayne Kirk. The Board of Directors assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board of Directors determines the type and amount of compensation for the Company’s executive officers. In addition, the Board of Directors reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board of Directors’ view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

The Board of Directors considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company's objective is to achieve certain strategic objectives and milestones. The Board of Directors will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

For the most recently completed fiscal year, bonuses of $150,000 were awarded to each of Mr. Copeland, Mr. Cousens, Mr. Dickinson and Mr. Thiessen in recognition of their previous efforts in relation to the creation of the Pebble Limited Partnership with Anglo American.

Equity Participation

The Company has in place a share option plan dated for reference June 20, 2006, as amended November 24, 2006 and May 20, 2008 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board of Directors continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Total Return Index.

Note:
(1)           The Company commenced trading on the TSX on October 30, 2007 and does not pay a dividend on its Common Shares. Prior to listing on the TSX the Company was listed for trading on the TSX Venture Exchange.

Equity Participation – Option Based Awards

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Corporation to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

The Compensation Committee approves stock options to facilitate consideration of targeted direct compensation to executive officers. Options are generally granted to corporate executives in the first quarter of each year as part of the annual compensation review. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options set in accordance with the rules of the TSX and is based on the five-day volume weighted average closing price prior to the date of grant.

Given the evolving nature of the Company’s business, the Board of Directors continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of December 31, 2008 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards (5) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (6) ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans
Ronald W. Thiessen (1) President & CEO	2008	264,481	Nil	600,660	150,000	Nil	Nil	Nil	1,015,147
Marchand Snyman (1)(3) Chief Financial Officer	2008	9,385	Nil	140,145	Nil	Nil	Nil	Nil	149,531
Jeffrey R. Mason (1)(4) Former Chief Financial Officer	2008	26,500	Nil	395,175	Nil	Nil	Nil	4,400	426,075
Bruce Jenkins (2) Director of Environmental Affairs	2008	174,674	Nil	297,550	Nil	Nil	Nil	Nil	472,224
Stephen Hodgson (1) VP of Engineering	2008	264,000	Nil	297,550	Nil	Nil	Nil	Nil	561,550
Sean Magee (1) VP of Public Affairs	2008	200,000	Nil	297,550	Nil	Nil	Nil	Nil	497,550

Notes:

(1)	Compensation for Messrs. Thiessen, Snyman, Mason, Hodgson and Magee are paid to Hunter Dickinson Services Inc.
(2)	Compensation for Mr. Jenkins services is paid to Sidev Holdings Ltd., a private company controlled by Mr. Jenkins.
(3)	Mr. Marchand was appointed Chief Financial Officer on August l, 2008.
(4)	Mr. Mason resigned as Chief Financial Officer on August l, 2008.
(5)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives - Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on April 8, 2008 and October 27, 2008 was $3.48 which was 43 % of the weighted average option exercise price.

(6)	These amounts cover compensation other than amounts already set out in the table for the year ended December 31, 2008 and include the payment of a retirement benefits plan premium to Mr. Mason.

Messrs. Thiessen and Snyman do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Jenkins, Hodgson and Magee work on the Company's activities on a substantially full-time basis.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2008, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised options (3) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ronald W. Thiessen President and CEO	135,000 114,000 114,000 (2)	7.25 10.95 9.74	Apr.30.11 Feb.20.12 Apr.11.13	Nil Nil Nil
Marchand Snyman Chief Financial Officer	50,000(2) 20,000(2)	3.00 9.74	Oct.27.13 Apr.14.11	75,000 Nil
Jeffrey R. Mason Former Chief Financial Officer	90,000 75,000 75,000(2)	7.25 10.95 9.74	Apr.30.11 Feb.20.12 Apr.11.13	Nil Nil Nil
Bruce Jenkins Director of Environmental Affairs	50,000 100,000 75,000 (2) 20,000(2)	7.25 10.32 9.74 3.00	Apr.30.09 Apr.30.09 Apr.14.11 Oct.27.11	Nil Nil Nil 30,000
Stephen Hodgson VP of Engineering	50,000 100,000 75,000(2) 20,000(2)	7.25 10.32 9.74 3.00	Apr.30.09 Apr.30.09 Apr.14.11 Oct.27.11	Nil Nil Nil 30,000
Sean Magee VP of Public Affairs	40,000 75,000 (2) 20,000 (2)	10.32 9.74 3.00	Apr.30.09 Apr.14.11 Oct.27.11	Nil Nil 30,000

Notes:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2008 ($4.50/share) underlying the option on the TSX and the exercise price of the options.

(2)	Granted during the fiscal year ended December 31, 2008.
(3)	Subsequent to December 31, 2008, the Company cancelled options with an exercise price of $7.25, $10.32 and $10.95 respectively except those pertaining to Mr. Mason.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald W. Thiessen President and CEO	16,340	150,000
Marchand Snyman Chief Financial Officer	Nil	Nil
Jeffrey R. Mason Former Chief Financial Officer	10,750	Nil
Bruce Jenkins Director of Environmental Affairs	7,000	Nil
Stephen Hodgson VP of Engineering	7,000	Nil
Sean Magee Director of Public Affairs	2,800	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its directors, officers or employees.

During the fiscal year ended, Mr. Mason received the payment of a retirement benefits plan premium of $4,400 from the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There is no written employment contract between the Company and any Named Executive Officer all of who have agreements with Hunter Dickinson Services Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2008 is:

Name	Fees earned ($)	Share-based Awards ($)	Option-based awards (5) ($)	Non-equity incentive plan compensation (3) ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
David Copeland	Nil	Nil	395,175	150,000	Nil	Nil	545,175
Scott Cousens (2)	177,081	Nil	395,175	150,000	Nil	Nil	722,256
Robert Dickinson (2)	206,388	Nil	600,666	150,000	Nil	Nil	957,054
David Elliott (1)	41,666	Nil	419,495	Nil	Nil	Nil	461,161
Gordon Fretwell (1)	38,000	Nil	419,495	Nil	Nil	Nil	457,495
Russell Hallbauer (2)	Nil	Nil	419,495	Nil	Nil	Nil	419,495
Wayne Kirk (1) (4)	52,583	Nil	550,895	Nil	Nil	Nil	603,478
Stephen Scott	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.

Each director of the Company who provide service independently of Hunter Dickinson Services Inc., and who is not an executive officer, is paid an annual director’s fee of (effective as of January 1, 2008): a) $35,000 Base Fee; b) $7,500 for the Audit Committee Chairman; and c) $3,000 for Other Committee Chairman.

2.	Compensation for Messrs. Cousens, Dickinson and Hallbauer are paid through Hunter Dickinson Services Inc.

3.

A bonus of $150,000 was approved at the August 7, 2008 Board of Directors meeting for each of Mr. Dickinson, Mr. Thiessen, Mr. Copeland and Mr. Cousens in recognition of their previous efforts in relation to the creation of the Pebble Limited Partnership (“Pebble Partnership”) with Anglo American.

4.

A Pebble Partnership Oversight Committee was formed at the August 7, 2008 Board of Directors meeting with the sole member and Chairman being Wayne Kirk with said Committee being authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee chairman is entitled to receive an annual fee in the amount of $35,000 (which was pro-rated for 2008). In addition to the Committee fee, Mr. Kirk received an additional stock option allocation determined by the Compensation Committee.

5.

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives - Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on April 8, 2008, August 22, 2008 and October 27, 2008 was $4.61 which was 54% of the weighted average option exercise price.

The following table sets out all option-based awards outstanding as at December 31, 2008 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option-based Awards
Name	Number of securities underlying unexercised options (3) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)
David J. Copeland	90,000 75,000 75,000 (2)	7.25 10.95 9.74	Apr.30.11 Feb.20.12 Apr.11.13	Nil Nil Nil
Scott D Cousens	90,000 75,000 75,000 (2)	7.25 10.95 9.74	Apr.30.11 Feb.20.12 Apr.11.13	Nil Nil Nil
Robert A Dickinson	90,000 114,000 114,000 (2)	7.25 10.95 9.74	Apr.30.11 Feb.20.12 Apr.11.13	Nil Nil Nil
David Elliott	90,000 75,000 75,000 (2) 20,000 (2)	7.25 10.95 9.74 3.00	Apr.30.11 Feb.20.12 Apr.11.13 Oct.27.13	Nil Nil Nil 30,000
Gordon Fretwell	90,000 75,000 75,000 20,000 (2)	7.25 10.95 9.74 3.00	Apr.30.11 Feb.20.12 Apr.11.13 Oct.27.13	Nil Nil Nil 30,000
Russell Hallbauer	75,000 (2) 20,000 (2)	9.74 3.00	Apr.11.13 Oct.27.13	Nil 30,000
Wayne Kirk	90,000 75,000 75,000 (2) 40,000 (2) 30,000 (2)	7.25 10.95 9.74 5.35 3.00	Apr.30.11 Feb.20.12 Apr.11.13 Aug.22.13 Oct.27.13	Nil Nil Nil Nil 45,000
Stephen Scott	Nil	Nil	Nil	Nil

Notes:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2008 ($4.50/share) underlying the option on the TSX and the exercise price of the options.

(2)	Granted during the fiscal year ended December 31, 2008.

(3)	Subsequent to December 31, 2008, the Company cancelled options with an exercise price of $7.25, $9.74, $10.32 and $10.95 respectively.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Copeland	10,750	150,000
Scott Cousens	10,750	150,000
Robert Dickinson	16,340	150,000
David Elliott	10,750	Nil
Gordon Fretwell	10,750	Nil
Russell Hallbauer	Nil	Nil
Wayne Kirk	13,150	Nil
Stephen Scott	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2008 Rolling Option Plan (the “Option Plan”) which was approved and ratified by shareholders on June 17, 2008. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Option Plan provides that options may be issued to directors, officers, employees and others who provide services to the Company or any subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Plan and the Company's other previously established share compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares. Under the Option Plan, as the outstanding options are exercised, additional options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of options available for granting to eligible optionees will increase. As at the date hereof there are options outstanding to purchase an aggregate of 5,871,894 Common Shares representing approximately 6.3% of Common Shares outstanding. A copy of the Option Plan will be available at the Meeting and a copy can be obtained from the Company.

The material terms of the current Option Plan are:

(a)        All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid;

(b)        If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any Plan participant is restricted by a black-out, or any such blackout extends to a date which is within 9 business days of the expiry of the option, the exercise date will be extended to 10 business days after the trading restrictions are lifted; and

(c)        The Plan and outstanding options may be amended by the Board of Directors without Shareholder approval in the following circumstances:

(i)        it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii)       it may change the vesting provisions of an Option or the Plan;

(iii)      it may change the termination provision of an Option or the Plan which does not entail an extension beyond the original Expiry Date of an Option;

(iv)      it may add a cashless exercise feature payable in cash or common shares to the Plan;

(v)       it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)     if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)      it may make such amendments as reduce, and do not increase, the benefits of the Plan to potential optionees.

The exercise price of an option will be set by the Compensation Committee at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated in accordance with TSX rules.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Option Plan)	5,391,945	$8.90	3,862,418
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	5,391,945	$8.90	3,862,418

Other notes:

(1)

The Company granted 2,668,160 options in the financial year ended December 31, 2008. From January 1, 2009 to the date of this Information Circular, the Company granted 5,005,200 options and cancelled 4,497,897 options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year other than the Option Plan approval or as otherwise disclosed or referred to herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by eight public companies, one of which is the Company. HDSI has certain directors in common with the Company and HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 (the “Agreement”).

Pursuant to the Agreement an aggregate of approximately $2,165,286 was paid directly by the Company to HDSI for services rendered during the year ended December 31, 2008.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	To elect directors for the Company for the ensuing year.

2.	To appoint an auditor of the Company for the ensuing year.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the Annual Report containing the audited financial statements for the years ended December 31, 2008, auditor’s report, and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, May 5, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer